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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ___________)*<F1>

                          THE ZIEGLER COMPANIES, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK  PAR VALUE $1.00
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   989506100
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 28, 2002
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [   ]     Rule 13d-1(b)

     [ X ]     Rule 13d-1(c)

     [   ]     Rule 13d-1(d)

     *<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989506100               SCHEDULE 13G

1.  Name of Reporting Person(s)                          BERNARD C. ZIEGLER II

2.  Check the Appropriate box if a Member of a Group                (a)  [   ]
    (See Instructions)                                              (b)  [   ]

3.  SEC Use Only

4.  Citizenship or Place of Organization              UNITED STATES OF AMERICA

Number of      5.  Sole Voting Power:                            36,380 SHARES
Shares
Beneficially   6.  Shared Voting Power:                         120,676 SHARES
Owned by
Each           7.  Sole Dispositive Power:                       36,380 SHARES
Reporting
Person with    8.  Shared Dispositive Power:                    120,676 SHARES

9.  Aggregate Amount Beneficially Owned by Reporting Person     157,056 SHARES

10. Check if the Aggregate Amount in Row(9) Excludes Certain Shares      [   ]
    (See Instructions)

11. Percent of Class Represented by Amount in Row (9):             7.2%(1)<F2>

12. Type of Reporting Person (See Instructions)                             IN


(1)<F2>   Based upon 2,179,609 shares of Common Stock outstanding at March 14,
          2003.

                                  SCHEDULE 13G

                          THE ZIEGLER COMPANIES, INC.

ITEM 1(A).  NAME OF ISSUER

     The Ziegler Companies, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     250 East Wisconsin Avenue
     Suite 2000
     Milwaukee, WI  53202

ITEM 2(A).  NAME OF PERSON FILING

     Bernard C. Ziegler II

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     27082 North 96th Way
     Scottsdale, AZ  85255

ITEM 2(C).  CITIZENSHIP

     United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

     Common Stock, par value $1.00 per share

ITEM 2(E).  CUSIP NUMBER

     989506100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONSECTION240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [   ]   Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

     (b)  [   ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [   ]   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

     (d)  [   ]   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)  [   ]   An investment adviser in accordance with Section240.13d-
                  1(b)(1)(ii)(E);

     (f)  [   ]   An employee benefit plan or endowment fund in accordance with
                  Section240.13d-1(b)(1)(ii)(F);

     (g)  [   ]   A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

     (h)  [   ]   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [   ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [   ]   Group, in accordance with Section240.13d-1(b)(1)(ii)(J).

     Not Applicable

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:    157,056        .
                               -------------------

(b)  Percent of class:        7.2%(1)<F3>        .
                      ---------------------------

(c)  Number of shares as to which the person has:

     (i)    Sole power to vote or to direct the vote     36,380    .
                                                    ---------------

     (ii)   Shared power to vote or to direct the vote   120,676       .
                                                      -----------------

     (iii)  Sole power to dispose or to direct the disposition of  36,380    .
                                                                 ------------

     (iv)   Shared power to dispose or to direct the disposition of   120,676  .
                                                                   ------------

     (1)<F3> Based upon 2,179,609 shares of Common Stock outstanding at March 14, 2003.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

     Not Applicable

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT OF BEHALF OF ANOTHER PERSON

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

     Not Applicable

ITEM 10.  CERTIFICATIONS

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Bernard C. Ziegler II
                                        -----------------------------------
                                        Bernard C. Ziegler II